# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NKARTA, INC., CIK 0001787400
CUSIP: 65487U108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1150 Veterans Boulevard, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 11/20/2025
Amends the filing with accession number 0001104659-20-085595
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,507,666; sole dispositive power 0; shared dispositive power 3,507,666; aggregate amount beneficially owned 3,507,666 (4.9% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,507,666; sole dispositive power 0; shared dispositive power 3,507,666; aggregate amount beneficially owned 3,507,666 (4.9% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,507,666; sole dispositive power 0; shared dispositive power 3,507,666; aggregate amount beneficially owned 3,507,666 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NKARTA, INC.
Address of issuer's principal executive offices: 1150 Veterans Boulevard, South San Francisco, California (CA), 94080
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 22, 2020, and amended on February 14, 2023 and March 29, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 71,029,512 shares of the Issuer's common stock outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is a managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days:

On November 17, 2025, Samsara LP sold 62,361 shares of common stock in open market transactions at prices ranging from $1.80 to $1.89 per share (a weighted-average price of $1.82 per share).

On November 18, 2025, Samsara LP sold 51,590 shares of common stock in open market transactions at prices ranging from $1.80 to $1.83 per share (a weighted-average price of $1.81 per share).

On November 19, 2025, Samsara LP sold 76,567 shares of common stock in open market transactions at prices ranging from $1.80 to $1.84 per share (a weighted-average price of $1.80 per share).

On November 20, 2025, Samsara LP sold 69,851 shares of common stock in open market transactions at prices ranging from $1.71 to $1.85 per share (a weighted-average price of $1.73 per share).

The foregoing shares of common stock were held by Samsara LP for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on November 20, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the SEC on July 22, 2020).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (11/24/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (11/24/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (11/24/2025)